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SEC Mail Processing Section
FEB 26 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon (City) GA (State) 31210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Holli Edwards 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TJS Deemer Dana LLP
(Name – *if individual, state last, first, middle name*)

1004 Hillcrest Parkway (Address) Dublin (City) GA (State) 31021 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELENE A. BROWN NOTARY EXPIRES GEORGIA JAN. 2, 2018 PUBLIC BIBB COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS

tjsdd.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the accompanying statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2015, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I through IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover Inc.'s financial statements. The Supplemental Information is the responsibility of Smith, Brown & Groover Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, in forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedules referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

TJS Deemer Dana LLP

Dublin, Georgia
February 23, 2016

1004 Hillcrest Parkway
Dublin, GA 31021
PHONE: 478.272.2030
FAX: 478.272.3318

2905 Premiere Parkway
Suite 100
Duluth, GA 30097
PHONE: 770.498.1400
FAX: 770.498.1419

118 Park of Commerce Drive
Suite 200
Savannah, GA 31405
PHONE: 912.238.1001
FAX: 912.238.1701

SMITH, BROWN & GROOVER, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	169,326
Cash in segregated accounts		92,908
Cash - clearing service escrow deposit		28,252
Securities owned, at fair value		366,945
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $270,596		139,993
Prepaid expenses		21,428
Deferred tax asset		6,900
Commissions receivable		54,562
Note receivable from Stockholder		11,910
Employee advances		45,074
Fees receivable		85,000
Total assets	$	1,022,298
LIABILITIES		
Payable to customers	$	636
Payable to clearing broker		4,987
Income taxes payable		30,563
Accounts payable, accrued expenses and other liabilities		68,366
Total liabilities		104,552
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		894,415
		920,415
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		917,746
Total liabilities and stockholder's equity	$	1,022,298

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2015

REVENUES	
Revenue from sale of investment company shares	$ 2,430,932
Securities commissions	553,932
Investment advisory fees	461,709
Interest	9,819
Gain on sale of vehicle	4,300
Margin interest	3,533
Other revenue related to securities business	2,889
Net trading income (loss)	(38,376)
Total revenues	3,428,738
EXPENSES	
Compensation and benefits	2,602,011
Occupancy and equipment costs	172,264
Exchange, clearance fees and expenses	127,950
Other	135,622
Regulatory fees and expenses	96,033
Communications	81,265
Losses in error account and bad debts	17,474
Data processing costs	10,684
Total expenses	3,243,303
INCOME BEFORE INCOME TAX PROVISION	185,435
PROVISION FOR INCOME TAXES	
Current income tax provision	85,027
Deferred income tax benefit	(8,915)
	76,112
NET INCOME	$ 109,323

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2015

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2015	260	$ 26,000	$ 785,092	$ (2,669)	$ 808,423
Net income			109,323		109,323
Balances at December 31, 2015	260	$ 26,000	$ 894,415	$ (2,669)	$ 917,746

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 109,323
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	26,771
Gain on sale of vehicle	(4,300)
(Increase) decrease in:	
Cash segregated under federal and other regulations	(14,098)
Securities owned, net	(122,455)
Prepaid expenses and income taxes	4,303
Income tax refunds receivable	5,510
Commissions receivable	(31,086)
Fees receivable	500
Deferred tax benefit	(6,900)
Employee advances	29,926
Increase (decrease) in:	
Payable to customers	636
Payable to clearing broker	3,025
Income taxes payable	30,563
Accounts payable and other liabilities	12,545
Deferred tax liability	(2,015)
Net cash provided by operating activities	42,248
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of vehicles	(61,600)
Proceeds from sale of vehicles	12,000
Loan with shareholder, net	139,882
Net cash provided by investing activities	90,282

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC.

STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2015

NET INCREASE IN CASH	$	132,530
CASH AND CASH EQUIVALENTS, beginning		36,796
CASH AND CASH EQUIVALENTS, ending	$	169,326
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	54,250

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures.* As a result, unrealized gains and losses resulting from the difference between fair value and acquisition cost are recorded in the statement of income.

Net Trading Income (Loss)

Net trading income (loss) comprises gains less losses related to trading assets and includes all realized and unrealized gains and losses.

Securities Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, software, and the automobile are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense for the year totaled $26,771.

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to clearing broker represents clearing and administrative fees due to the clearing broker in excess of commission receivable from the clearing broker.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and money market funds. Money market funds held in the investment account are treated as investments. Cash segregated under SEC rules and held in escrow for the clearing broker is not a part of operating cash.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $50,354 for the year ended December 31, 2015.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2015, cash of $75,000 is segregated in a reserve account.

As of December 31, 2015, cash of $17,908 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's Level 1 type assets measured on a recurring basis as of December 31, 2015:

	Level 1
Money market funds	$ 39,180
Corporate stocks	327,765
	$ 366,945

Total marketable securities at cost were $385,295. Net unrealized loss from market value depreciation was $5,482 during the year ended December 31, 2015.

There were no Level 2 or 3 inputs as of December 31, 2015. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	213,841
Leasehold improvements		11,819
Automobiles		153,128
Software		31,801
		410,589
Less accumulated depreciation		(270,596)
	$	139,993

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2015, the Company had net capital, as defined by Rule 15c3-1 of $525,701, which is $275,701 above its required net capital of $250,000. The Company's net capital ratio was .20 to 1.

7. SHORT-TERM LOANS

The Company has a $250,000 line of credit with Heritage Bank of the South, with interest accrued on the outstanding balance at the prime rate. At December 31, 2015, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $19,638.

9. RELATED PARTY TRANSACTIONS

Operating Lease

The Company has an operating lease for office space with the stockholder. Rent is $10,000 per month for a term of 5 years beginning January 1, 2011, and ending on December 31, 2015. The lease rate can be adjusted annually but not by more than 10% per annum and was adjusted to $11,000 per month in 2015. The lease was renewed for another 5 year term ending December 31, 2020, and future minimum annual lease payments for the term of the office lease are $660,000. Total rent paid under the office lease was $132,000 for the year ended December 31, 2015.

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.25% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The 2015 taxable income differs from net income on the statement of income because of nondeductible expenses, a difference between book and tax depreciation, unrealized losses on marketable securities held for investment and deductible carryover losses on marketable securities.

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(12,978)
Deferred tax assets		19,878
Net deferred tax liability	$	6,900

The deferred tax liability results from a deductible state capital loss carryforward, unrealized gains and losses in market value of securities held for investment, and the difference between tax and book basis of depreciable property.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

11. OPERATING LEASES

In addition to the office lease disclosed in Note 9, the Company entered into a 60 month non-cancellable lease for a new copier in 2014 that expires November 2019. The non-cancellable lease expense for 2015 was $5,040. The future minimum payments under the lease are $5,040 for years 2016 through 2018 and $4,200 for year 2019 for a total of $19,320.

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in two banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC). Cash held in brokerage accounts totaled $2,388 and was not insured.

The Company derived 6% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 65% of its total revenue from the sale of annuities during the year ended December 31, 2015. The Company received 73% of its commissions from annuity sales from two issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 23, 2016, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS
tjsdd.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2015, and have issued our report thereon, dated February 23, 2016, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The accompanying supplementary information contained in the Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the schedule of expenses is fairly stated in all material respects in relation to the financial statements as a whole.

TJS Deemer Dana LLP

Dublin, Georgia
February 23, 2016

1004 Hillcrest Parkway
Dublin, GA 31021
PHONE: 478.272.2030
FAX: 478.272.3318

2905 Premiere Parkway
Suite 100
Duluth, GA 30097
PHONE: 770.498.1400
FAX: 770.498.1419

118 Park of Commerce Drive
Suite 200
Savannah, GA 31405
PHONE: 912.238.1001
FAX: 912.238.1701

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2015

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 668,782
Stockholder's compensation	1,126,818
Clerical salaries	644,581
Insurance - employee benefits	69,723
Payroll taxes	71,394
Profit sharing plan expense	20,713
	2,602,011
OCCUPANCY AND EQUIPMENT COST	
Rent	132,000
Building insurance	2,254
Utilities	31,318
Equipment rental	6,692
	172,264
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	2,322
Clearing broker administrative fees	54,771
Clearance fees	70,857
	127,950
OTHER	
Automobile expense	25,972
Contributions	1,130
Dues and subscriptions	2,127
Depreciation and amortization	26,771
Interest and penalties	0
Repairs and maintenance	12,852
Miscellaneous	14,548
Meals and entertainment	6,319
Temporary labor	6,005
Conference and travel	27,704
Consulting	8,374
Dues, fees and assessments	3,820
	135,622

SMITH, BROWN & GROOVER, INC.

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2015

REGULATORY FEES AND EXPENSES		
Professional fees	$	33,435
Insurance - errors and ommissions		16,900
Insurance and bond - required		3,775
Taxes, licenses, and fees		41,923
		96,033
COMMUNICATIONS		
Office supplies		19,004
Telephone		4,344
Postage		7,563
Advertising		50,354
		81,265
LOSSES IN ERROR ACCOUNT AND BAD DEBTS		
Errors and omissions		17,474
DATA PROCESSING COSTS		
Computer software service and maintenance fees		10,684
	$	3,243,303

SMITH, BROWN & GROOVER, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	917,746
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		917,746
Add:		
Other (deductions) or allowable credits		-
Total capital		917,746
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		139,993
Employee loans, uncollateralized		56,984
Prepaid expenses		21,428
Deferred tax asset		6,900
Commissions and fees receivable		85,000
Total deductions and/or charges		310,305
Net capital before haircuts on securities positions		607,441
Haircuts on securities:		
Trading and investment securities		
Stocks and warrants		49,165
Other securities		784
Undue concentration		31,791
Total haircuts on securities		81,740
Net capital	$	525,701

SMITH, BROWN & GROOVER, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 6,970
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirement (greater of the above)	$ 250,000
Excess net capital	$ 275,701
Net capital less the greater of 10% of AI or 120% of minimum net capital	$ 225,701
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from Statement of Financial Condition	104,552
Total aggregate indebtedness	$ 104,552
Percentage of aggregate indebtedness to net capital	20%

SMITH, BROWN & GROOVER, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts		636
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	636
105% of total credits over total debits	$	668
Amount held on deposit in Reserve Bank Account	$	75,000
Required deposit	$	668

SMITH, BROWN & GROOVER, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC.

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2015

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	562,937
Net effect of other audit and closing adjustments on net income and equity		(76,609)
Broker correction after FOCUS was filed - haircuts and undue concentration		(8,691)
Audit and closing adjustments that decreased (increased) nonallowable assets		48,064
		(37,236)
Net capital per audited Schedule I	$	525,701

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS

tjsdd.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Smith, Brown & Groover, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (check number 07202), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 , as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (audited trial balance) supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting no differences. (None applied).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TJS Deemer Dana LLP

Dublin, Georgia
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013079 FINRA DEC
SMITH BROWN & GROOVER INC
4001 VINEVILLE AVE
MACON GA 31210-5039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Holli C. Edwards 478-474-7004

2. A.	General Assessment (item 2e from page 2)	$ 2,277
B.	Less payment made with SIPC-6 filed (exclude interest) 07/27/2015 Date Paid	(795)
C.	Less prior overpayment applied	(-0-)
D.	Assessment balance due or (overpayment)	1,482
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,482
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,482	
H.	Overpayment carried forward $(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMITH, BROWN & GROOVER, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 15 day of JANUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,428,737
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	38,376
Total additions	38,376
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,433,821
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	70,857
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	50,354
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1,413	
Enter the greater of line (i) or (ii)	1,413
Total deductions	2,556,445
2d. SIPC Net Operating Revenues	$910,668
2e. General Assessment @ .0025	$2,277

(to page 1, line 2.A.)

TJS Deemer Dana LLP
CERTIFIED PUBLIC ACCOUNTANTS

tjsdd.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Smith, Brown & Groover, Inc.
Macon, Georgia

We have examined Smith, Brown & Groover, Inc.'s statements, included in the accompanying Compliance Report, that (a) Smith, Brown & Groover, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (b) Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of December 31, 2015; (c) Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (d) the information used to state that Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records. Smith, Brown & Groover, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Smith, Brown & Groover, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, Customer Account Statements, of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Smith, Brown & Groover, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; Smith, Brown & Groover, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from Smith, Brown & Groover, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Smith, Brown & Groover, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Smith, Brown & Groover, Inc.'s statements referred to above are fairly stated, in all material respects.

TJS Deemer Dana LLP

Dublin, Georgia
February 23, 2016

1004 Hillcrest Parkway
Dublin, GA 31021
PHONE: 478.272.2030
FAX: 478.272.3318

2905 Premiere Parkway
Suite 100
Duluth, GA 30097
PHONE: 770.498.1400
FAX: 770.498.1419

118 Park of Commerce Drive
Suite 200
Savannah, GA 31405
PHONE: 912.238.1001
FAX: 912.238.1701

SMITH, BROWN & GROOVER, INC.
Investment Securities
4001 VINEVILLE AVENUE MACON, GEORGIA 31210
TELEPHONE (478) 474-7004
FAX (478) 474-8114
1-800-474-7004

Smith Brown & Groover, Inc.'s Compliance Report

Smith, Brown & Groover, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2015;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Raymond H. Smith, Jr., or affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

President
12/31/2015

SMITH, BROWN & GROOVER, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2015